SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 9)(1)

                                 AUTOINFO, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    052777109
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 8, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                ---------------------------------
CUSIP No. 052777109                  13D           Page 2 of 6 Pages
-------------------------------                ---------------------------------


================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              PF
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                    -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                                 -0-
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                                 -0-
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              -0-
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                ---------------------------------
CUSIP No. 052777109                  13D           Page 3 of 6 Pages
-------------------------------                ---------------------------------


================================================================================
      1              NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                        WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
      2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
      3              SEC USE ONLY

--------------------------------------------------------------------------------
      4              SOURCE OF FUNDS*
                              00
--------------------------------------------------------------------------------
      5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
      6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              USA
--------------------------------------------------------------------------------
  NUMBER OF                  7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                 -0-
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                   -------------------------------------------------------------
                             8          SHARED VOTING POWER

                                                 -0-
                   -------------------------------------------------------------
                             9          SOLE DISPOSITIVE POWER

                                              -0-
                   -------------------------------------------------------------
                            10          SHARED DISPOSITIVE POWER

                                              -0-
--------------------------------------------------------------------------------
      11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                              -0-
--------------------------------------------------------------------------------
      12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
      13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              0%
--------------------------------------------------------------------------------
      14             TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------                ---------------------------------
CUSIP No. 052777109                  13D           Page 4 of 6 Pages
-------------------------------                ---------------------------------

                  This  constitutes  Amendment No. 9 ("Amendment  No. 8") to the
Schedule 13D filed by the undersigned on February 17, 1995, as amended (the "Schedule 13D"). This Amendment No. 9 amends or supplements the Schedule 13D as specifically set forth.

Item 3 is amended to read in its entirety as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  No Shares are owned by the Reporting Persons.

                  Items 5(a), (c) and (e) are amended to read in their entirety as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 8,018,752 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1997. As of the close of business on October 9, 1997, neither Steel Partners II nor Mr. Lichtenstein beheficially owned any Shares of Common Stock.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty (60) days by the Reporting Persons. All such shares were sold in open market transactions.

                  (e) On October 9, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

-------------------------------                ---------------------------------
CUSIP No. 052777109                  13D           Page 5 of 6 Pages
-------------------------------                ---------------------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 1997


                                        STEEL PARTNERS II, L.P.,

                                        By:      STEEL PARTNERS, L.L.C.,
                                                 general partner


                                        By: /s/ Warren G. Lichtenstein
                                            --------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer



                                        /s/ Warren G. Lichtenstein
                                        --------------------------
                                             Warren G. Lichtenstein

-------------------------------                ---------------------------------
CUSIP No. 052777109                  13D           Page 6 of 6 Pages
-------------------------------                ---------------------------------

                                   SCHEDULE A

               Transactions in the Shares Within the Past 60 Days



Shares of Common                  Price Per                      Date of
 Stock Purchased/                   Share                       Purchase/
 ----------------                   -----                       ---------
      (Sold)                                                       Sale

                             STEEL PARTNERS II, L.P.

   (10,000)                        1.9124                        9/5/97

    (3,000)                        2.0062                        9/8/97

   (10,000)                        1.8917                       9/18/97

   (16,000)                        1.7824                       9/23/97

  (117,000)                        1.6324                       9/24/97

    (4,000)                        1.4700                       9/29/97

   (10,000)                        1.4543                      10/01/97

    (5,000)                        1.4700                      10/02/97

   (10,000)                        1.4074                      10/06/97

   (40,000)                        1.3762                      10/07/97

   (43,500)                        1.3232                      10/08/97

  (808,200)                        1.3437                      10/09/97

                               WARREN LICHTENSTEIN

                                      None.